Exhibit 99.1
                                                                    ------------

[PUBLICIS GROUPE S.A. LOGO]


--------------------------------------------------------------------------------
PRESS RELEASE
--------------------------------------------------------------------------------


CONTACTS AT PUBLICIS GROUPE SA:

PIERRE BENAICH, INVESTOR RELATIONS              +33 1 4443 6500
LAURENCE REY, CORPORATE COMMUNICATIONS          +33 1 4443 7010



 WORLD'S FOURTH-LARGEST ADVERTISING AND COMMUNICATIONS GROUP FORMED WITH MERGER
                        OF PUBLICIS GROUPE SA AND BCOM3;
                        STRATEGIC PARTNERSHIP WITH DENTSU


PARIS, SEPTEMBER 25, 2002- PUBLICIS GROUPE SA (NYSE: PUB; Euronext: 13057) announced the completion of its merger with Bcom3, forming the world's fourth-largest advertising and communications group.

Publicis also confirmed its strategic partnership with Dentsu, which has become a significant shareholder in Publicis through the Bcom3 merger.

On September 20 Bcom3 shareholders approved the merger. The vote followed approval on June 18 by Publicis shareholders. As of today, all government regulatory approvals were obtained, all financial and legal formalities were completed and the merger has become effective.


CREATION OF THE WORLD'S FOURTH LARGEST COMMUNICATIONS GROUP
-----------------------------------------------------------

Through the merger, Publicis Groupe SA joins the very top tier of communications agency leaders and now ranks fourth, with 4.6 billion euros of revenues, a portfolio of the world's top clients, and 37,000 employees worldwide. Publicis is first in Europe, third in the United States, and has significantly reinforced its position in Japan, as well as in Asia, through its partnership with Dentsu.

Maurice Levy, Chairman & CEO of Publicis Groupe SA, commented, "Our development strategy has always been based on leadership in client service. We understand the global competition which clients face from many different directions. Our objective is to support client development in providing a real competitive advantage that justifies their choice of us as their best possible partner. With the merger with Bcom3 and the partnership with Dentsu now complete, Publicis can provide to our clients an offer unprecedented in its geographic coverage and talents, with recognized 'best of breed' expertise and creativity in all fields of communications. It is an offer which remains true to the multi-cultural approach of Publicis, one that continues to make it uniquely 'different' in a world of homogeneous communication.

[PUBLICIS GROUPE S.A. LOGO]


"This merger will broaden the perspectives and the opportunities of those who join the Publicis 'family'. Our strength has always been rooted in our entrepreneurial culture, and that, in turn, has been based on innovation, creativity, and a real sense of what is important to people. In becoming the fourth largest global group, we will remain faithful to the values and spirit of our founder, Marcel Bleustein-Blanchet. Roger Haupt and I have already a relationship of true friendship and I am therefore even more delighted that he will work with me in managing the group as President and Chief Operating Officer of Publicis Groupe SA. On this occasion, I also want to welcome in the warmest possible way all of our new partners, clients, employees, and shareholders. Finally, and paradoxically, it is far from unfortunate that this merger comes at a time when the economy is slow; not only are we able to take advantage of new opportunities in the way we operate, but we will be ready to profit from the economic recovery."


Publicis: A powerhouse of unique client services
-------------------------------------------------

The Publicis 'difference' is made up of numerous global strengths:

o    A worldwide  presence which offers client services in 109 countries on five
     ---------------------
     continents.

o    Several leading and autonomously-managed  global networks which reflect the
     ---------------------------------------------------------
     different personalities, clients and brands of world leaders: Publicis Worldwide, Saatchi & Saatchi Worldwide, Leo Burnett Worldwide, D'Arcy Worldwide and Fallon Worldwide, providing clients with a choice of the 'best of the best' in advertising.

o    Number one in media counsel and buying
     --------------------------------------
     The powerful combination of Starcom MediaVest Group, third-largest worldwide in media counsel and buying, with Zenith Optimedia (held 75% by Publicis and 25% by Cordiant), fifth-largest globally in the sector, creates the world leader in the field, according to the Recma ranking for 2002. This means clients will benefit from both an enhanced media buying position and exclusive tools to analyze the most effective media buys for specific audiences.

o    Strong presence in specialized communications sectors
     -----------------------------------------------------
     Publicis positions in specific marketing and specialized communications services are strengthened greatly. The merger means reinforced presence in the healthcare communications sector through the Medicus Group which will complement Nelson Communications, in public relations with the arrival of Manning Selvage & Lee which will complement Publicis Consultants and Publicis Dialog, through multicultural communications where Burrell, Conill and Publicis Sanchez & Levitan will be joined by Bromley, Lapiz, New-A, Vigilante, and other Pangea Group companies, as well as in sports and events marketing with the arrival of Relay.

[PUBLICIS GROUPE S.A. LOGO]


o    An exclusive approach through 'La Holistic Difference', a concept pioneered
     ------------------------------------------------------
     by Publicis which provides for an unprecedented understanding of the coordinated interplay of brand dynamics via all communications tools, providing new productivity and impact of messages, media, and audiences.


The strategic partnership with Dentsu
-------------------------------------
The strategic partnership with Dentsu provides clients of Dentsu the benefits of Publicis's global offer, while it allows Publicis clients privileged access to the highly-competitive Japanese market and to Dentsu's services. In addition, Publicis and Dentsu will be able to develop activities in common, such as sports marketing, where Dentsu has a leading global position.

Financial Terms of the Transaction
----------------------------------
New Publicis Groupe SA securities were issued today (56,250,000 new shares, 1,562,500 bonds mandatorily redeemable into new or existing shares ("ORANE") with a 20-year maturity and 2,812,500 bonds with equity warrants attached ("OBSA") with a 20-year maturity and a strike price of (euro)30.50, and all closing formalities of the Publicis-Bcom3 merger were completed.

1- increase of Publicis Share capital:
Publicis  Groupe SA increased its share capital by (euro) 22,500,000, from
(euro)55,920,510 to (euro)78,420,510 (representing as of September 15, 139,801,275 shares from previously (euro) 55,920,510) and created 56,250,000 new shares of (euro)0.40 each. The share capital of Publicis Groupe SA is therefore increased to 196,051,275 shares.

2- ORANE and OBSA:
These securities were issued pursuant to the economic and financial terms set out in the prospectus approved by the COB (Commission des Operations de Bourse) on May 16, 2002 and approved by the shareholders of Publicis Groupe SA. The Management Board and its Chairman have executed the ORANE and OBSA issuance contracts, as empowered by the Shareholders' Meeting of June 18, 2002.

In order to accurately reflect the appointments of representatives and agents made in connection with both bond issues as well as to abide by legal requirements for these securities, additions and amendments mentioned below are provided by the issuance contracts, available at the Publicis Groupe's head office upon request.

     a) ORANE
     The paying agent in charge of servicing the securities (payment of interests, redemption of securities at maturity, etc.) is Euro Emetteurs Finance (details shown below).

     The details of the ORANE holders' representatives ("representants de la masse") are also shown below.

     The interest due on September 1, 2003 will be calculated on a pro rata basis in order to account for the actual issue date.

[PUBLICIS GROUPE S.A. LOGO]


     b) OBSA
     The paying agent in charge of servicing the securities (payment of interests, redemption of securities at maturity, etc.) will be Citibank NA (details shown below). The Warrant ("BSA") agent, in charge of servicing the warrants will be Euro Emetteurs Finance.

     The bondholders will not be organized as a "masse." Instead they will be represented by a trustee, whose duties will be defined by a trust indenture governed by US Law and forming part of the issuance contract. As a consequence, provisions of the French "Code du Commerce" on the "masse des obligataires" will not apply to the OBSA (articles L.228-46 to L.228-69, L.228-71, L.228-72, L.228-76 to L.228-81 and L.228-83 to L.228-89).

     The trustee's duties will be substantially similar to those of the "Representants de la masse"; it being specified that substantial provisions of the issuance contract may only be amended by unanimous consent of bondholders (including interest rate reduction, change in interest paying date, change in maturity, changes in early redemption provisions). These changes were made to comply with US SEC (Securities and Exchange Commission) requirements, pursuant to the "Trust Indenture Act" of 1939 for the protection of investors in debt securities. Finally, the Publicis Groupe SA Shareholders' Meeting of June 18, 2002 clarified, to the extent necessary, that in 2022 the annual interest due to bondholders will be calculated on a pro rata basis from period ending on December 31, 2021 and will be settled in one installment on the twentieth anniversary date of the issue (i.e., September 24, 2022).

The debt portion of the OBSA will be tradable from the issue day, while new shares as well as other financial instruments will be subject to orderly marketing agreements and lockup provisions ranging from 6 months to 4 years. In addition, Publicis Groupe SA applied for listing of ORANE and equity warrants
(BSA) with Euronext.

|X| Euro Emetteurs Finance, 48 boulevard des Batignolles, 75850 Paris cedex 17, France (Phone +33 (0)1 5530 5919 - Fax +33 (0)1 5530 5941).

|X| Statutory bondholders' representatives: Mr. Jerome Besse, 75, rue Perronet, 92200 Neuilly sur Seine, France and Ms. Corinne Bourdier, 101, Avenue Emile Zola 75015 Paris, France.

|X| Alternate bondholders' representatives: Mr. Philippe Seneque, 38 rue de Laval, 77730 Saacy sur Marne, France and Ms. Josiane Bousquet, 10 allee des Bergeronnettes, 95260 Mours, France.

|X| Citibank NA, 5 Carmelite Street, London EC4Y 0PA, UK (Phone +44 (0)20 7508 3800 - fax +44 (0)20 7508 3876, 7 / 8 / 9).


Dentsu's Arrival as Shareholder of Publicis Groupe SA
-----------------------------------------------------

Dentsu is now a shareholder in Publicis and is able to equity account for its investment. Dentsu intends its shareholding to be stable and long term and has committed to limiting its voting rights to fifteen per cent. The Supervisory Board of Publicis Groupe SA, chaired by Mrs. Elisabeth Badinter, will include two new members: Mr. Yutaka Narita, Chairman and CEO of Dentsu Inc., and Mr. Fumio Oshima, Executive Vice President of Dentsu Inc.

Dentsu has committed to a twelve-year partnership with Mrs. Badinter. Dentsu believes that current management is a fundamental factor in the success of Publicis and will support Mrs. Badinter as Chair of the Supervisory Board.

[PUBLICIS GROUPE S.A. LOGO]


Mr. Yutaka Narita, Chairman and CEO of Dentsu, Inc., commented, "On behalf of everyone at Dentsu, I would like to say that it gives us great pleasure to announce the close of the Agreement that forges our new relationship. I wish to offer my congratulations to all of you from your friends at Dentsu. Publicis, Bcom3 and Dentsu each have unique cultures and are leading agencies on our respective continents. The alliance between Publicis Groupe and Dentsu seeks to create synergy among our agencies in every market where we are present. I believe that our alliance will be able to provide specialized, unique, competitive services, leading to greater business and client satisfaction."


The capital and voting rights of Publicis Groupe SA are now the following:
--------------------------------------------------------------------------

                    --------------------------------------
                         % of Capital   % of Voting Rights
     -----------------------------------------------------
     SOMAREL              15.8%              27.5%
     -----------------------------------------------------
     Dentsu Inc.          14.6%              15.0%
     -----------------------------------------------------
     Elisabeth Badinter    4.0%               6.9%
     -----------------------------------------------------
     Public               65.6%              50.6%
     -----------------------------------------------------


The completion of the merger with Bcom3 makes effective the nomination to the Directoire of Mr. Roger Haupt, previously Chief Executive Officer of Bcom3 and now President and Chief Operating Officer of Publicis Groupe SA.

Roger Haupt commented, "In a rapidly-consolidating industry, I am especially pleased that Publicis Groupe, Bcom3, and Dentsu were able to forge this unique partnership. It will benefit our clients by offering them a wider menu of advertising, marketing and media services across geographies and cultures, while providing greater career opportunities for our people. Combined, we now have the necessary strength to more effectively compete on the global stage, as well as the security to endure".




                                     #     #
                                        #